CALIFORNIA STEEL INDUSTRIES

September 23, 2010

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention:	Dale Welcome
Division of Corporate Finance

Re:	California Steel Industries, Inc.
Response to Comment Letter dated September 16, 2010
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010
File No. 333-79587

Dear Mr. Welcome:

We have the following responses to the comments contained in your letter dated September 16, 2010, with respect to the aforementioned filings of California Steel Industries, Inc. (“CSI”) (we have included each question along with our response for your convenience).

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1.	Please revise future filings to expand your discussion of net sales and gross profit (loss) to provide a more comprehensive discussion of the reasons why fluctuations in sales volume and average selling price occurred. For example, it appears from your Business section that lower average selling costs resulted primarily from a decrease in steel slab costs; it would be helpful to a reader if this information was provided in MD&A. Please also revise future filings to address whether you expect decreasing price and volume trends to continue and what if any plans you have as a result of your expectations.

We acknowledge the Staff’s comment and in the future, we will expand our discussion of net sales and gross profit (loss) to provide a more comprehensive explanation of why the fluctuations in sales volume and average selling price occurred. In the future, we will also address whether we expect decreasing price and volume trends to continue and what, if any, plans we have as a result of our expectations.

Securities and Exchange Commission

September 23, 2010

2.	Please revise future filings to quantify the material components included in other income (expense), net during each period.

We acknowledge the Staff’s comment and in the future, we will quantify the material components included in other income (expense), net during each period.

Liquidity and Capital Resources, page 18

Cash Flows, page 18

3.	In future filings, please quantify the reasons you provide for changes in operating assets and liabilities, investing activities and financing activities.

We acknowledge the Staff’s comment and in the future, we will quantify the reasons for changes in operating assets and liabilities, investing activities and financing activities

4.	In future filings, please address your longer-term liquidity needs, including the potential risks and consequences of not being able to replace or repay your long-term debt.

We acknowledge the Staff’s comment and in the future, we will address our long-term liquidity needs, including the potential risks and consequences of not being able to replace or repay our long-term debt.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

5.	In future filings, please revise your footnote to include your accounting policies for recognizing revenue on bill and hold transactions and recognizing revenue and profits from affiliated companies. Also, please revise future filings to quantify the amount of bill and hold transactions as of the end of each period.

We acknowledge the Staff’s comment and in the future, we will include our accounting policies for recognizing revenue on bill and hold transactions and recognizing revenue and profits from affiliated companies. In the future, we will also quantify the amount of bill and hold transactions as of the end of each period.

Securities and Exchange Commission

September 23, 2010

Note 7 – Related-Party Transactions, page F-15

6.	Please revise future filings to comply with Rule 4-08(k) of Regulation S-X.

We acknowledge the Staff’s comment and in the future, we will comply with Rule 4-08(k) of Regulation S-X and disclose related party transactions on the face of the balance sheet, income statement and statement of cash flows.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Section 302 Certifications

7.	We note that in your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010, you replaced the word “report” with “quarterly report” in paragraph 3. Please revise future filings to provide your certifications using the exact language required by Item 601(B)(31)(i) of Regulation S-K.

We acknowledge the Staff’s comment and in the future, our Section 302 Certifications will use the exact language required by Item 601(B)(31)(i) of Regulation S-K.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 23, 2010

We look forwarding to resolving all of the Commission’s comments in a satisfactory manner. Please feel free to contact me if you require any additional information or have any additional comments.

Very truly yours,

CALIFORNIA STEEL INDUSTRIES, INC.

By:	/S/ BRETT J. GUGE
Brett J. Guge,
Executive Vice President, Finance and Administration

cc:	Glen W. Price
Best Best & Krieger LLP

Todd Wolpert
Ernst & Young, LLP